Exhibit (a)(20)


      FOR IMMEDIATE RELEASE:  September 25, 1997

 INVESTOR CONTACT:        U.S. SURGICAL HOME PAGE    MEDIA CONTACT:
 Marianne Scipione        http://www.ussurg.com      Steve Rose
 Vice President                                      Director
 Corporate Communications                            Media Relations
 (203) 845-1404                                      (203) 845-1732
 marianne.scipione@ussurg.com                        steve.rose@ussurg.com

                UNITED STATES SURGICAL CORPORATION EXTENDS
                      TENDER OFFER TO ACQUIRE CIRCON

           NORWALK, Conn. United States Surgical Corporation (NYSE:USS) announced today that it is extending through 6:00 p.m., New York City time, on October 23, 1997, its cash tender offer for all the outstanding common shares of Circon Corporation (NASDAQ:CCON) at a price of $16.50 per share.

           As of 6:00 p.m. New York City time on September 24, 1997, 1,393,050 shares of Circon's outstanding common stock had been tendered to USS under the terms of the offer.
      U.S. Surgical is extending the offer at this time, prior to its scheduled expiration, to a date which is approximately two weeks following Circon Corporation's annual meeting, which will be held on October 6, 1997.

                United States Surgical Corporation is a diversified surgical products company specializing in minimally invasive technologies that improve patient care and lower health costs.